UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   Form 12b-25
                                 SEC FILE NUMBER
                                    [0-26392]
                           NOTIFICATION OF LATE FILING



/X/  Form 10-K   / / Form 20-F    / / Form 11-K   / / Form 10-Q   / / Form N-SAR

For Period Ended:  December 31, 1998

[  ]  Transition Report on Form 10-K
[  ]  Transition Report on Form 20-F
[  ]  Transition Report on Form 11-K
[  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form N-SAR

For the Transition Period Ended:  [               ]

     Read Instruction Sheet Before Preparing Form.  Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant:  Level 8 Systems, Inc.

Former Name if Applicable:  N/A

Address of Principle Executive Office (Street and Number):  8000 Regency Parkway

City, State and Zip  Code:  Cary, North Carolina  27511



                                     PART II
                             RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [X]     (a)     The reasons described in reasonable detail of Part III of
                     this form could not be eliminated without unreasonable effort or expense;

             (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or
                     Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE


     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the Transition report on portion thereof, could not be filed within the prescribed time period.


     The registrant's Form 10-K for the year ended December 31, 1998 cannot be timely filed because the Company's audited financial statements have not yet been finalized.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of persons to contact in regard to this notification.


          Steven  Dmiszewicki          (919)               380-5000

                (Name)              (Area  Code)       (Telephone  Number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                               /X/ Yes     / / No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                               /X/ Yes     / / No


          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


              As a result of a number of one-time, non-cash charges primarily relating to the Company's acquisitions of Seer Technologies, Inc. and Momentum Software Corporation and other factors, the Company currently expects to report a loss for 1998 in addition to losses previously reported for the first nine months. The foregoing is based on preliminary information and analysis and is subject to more complete information to be contained in the Company's Annual Report on Form 10-K.

                              Level 8 Systems, Inc.

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:     March 31,  1999                    By:      /s/  Steven  Dmiszewicki
                                                      ------------------------
                                                      Steven  Dmiszewicki
                                                      Chief  Operating  Officer